FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 21, 2021
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc

Virtual Shareholder Event Statements

21 April 2021

NatWest Group plc will hold its Virtual Shareholder Event ("Virtual Event") at 2.00pm today. The Virtual Event is being held ahead of the Annual General Meeting ("AGM") on 28 April 2021 to provide shareholders with the opportunity to hear from the Chairman, CEO and other Board members, and ask questions prior to voting on the AGM resolutions.

The following is an extract of the remarks to be made by Howard Davies, Chairman, and Alison Rose, Chief Executive at the Virtual Event.

Howard Davies

Hello and welcome. We have once again decided to hold a virtual event, separate from our formal AGM. The safety of our staff and our shareholders are of paramount importance.

Taking on board the feedback from last year, we moved the meeting forward so that you, our shareholders, can hear what Alison and I have to say and put to us any questions you may have, before deciding how you wish to vote on the resolutions.

Maintaining frequent engagement with all our stakeholders is an important priority for the Board. This meeting builds on our activity in 2020, including virtual events for retail shareholders and Board sessions with institutional shareholders.

Before Alison talks about business developments, I will cover the governance changes over the last year. There were a number of changes to the Board.

Baroness Noakes stepped down as a non-executive director in July 2020 after nine years on the Board, with Morten Friis succeeding her as Chairman of the Group Board Risk Committee. Morten has been on the committee since 2014 so the transition was very smooth.

Alison Davis also left the Board in March 2020 after nine years. Yasmin Jetha was re-appointed as a non-executive director on 1 April 2020 and succeeded Alison Davis as Chairman of the Technology and Innovation Committee as well as becoming a member of the Group Sustainable Banking Committee. Yasmin was previously a member of the ring-fenced bank board.

I would like to thank Sheila and Alison for their outstanding contributions to the Board over many years. I would also like to welcome Yasmin back to the Board and thank all of my colleagues for their continued dedication in the face of very challenging circumstances.

Effective oversight is especially critical at times like these. From the start of the pandemic, we quickly established a rhythm of weekly Board meetings to receive updates from the management team on our response to Covid-19 and how the implementation of our purpose was helping to meet the needs of the customers, colleagues and communities we serve.

Despite the tough operating environment, the bank is making good progress on its strategy. We continue to grow in our key areas of focus. We are simplifying our business and accelerating our digital transformation to serve our customers better at every stage of their lives. And we have strong levels of capital and liquidity.

Of course, it is always unfortunate to report a loss, even if our performance in 2020 was largely driven by an impairment provision of more than three billion pounds. Most of that provision relates to potential future loan losses, the full extent of which will not be known until the impact of the pandemic on the economy becomes clearer.

And although the persistent low interest rate environment and ongoing Covid-19 restrictions will continue to challenge the financial performance of all UK banks for the foreseeable future, your Group is well positioned to navigate the ongoing uncertainty, to support its customers and to drive sustainable returns to shareholders.

In December of last year, the Prudential Regulation Authority made the welcome announcement that it was lifting its restrictions on capital returns, subject to certain sensible guardrails.

Following that decision, and having considered a range of factors, we announced a final dividend of 3 pence per share at our Full Year Results.

And subject to permission from the regulators at the appropriate time, we plan to distribute at least £800 million each year to 2023 through a combination of ordinary and special dividends, maintaining our 40% pay-out ratio for ordinary dividends.

With a Common Equity Tier 1 ratio of over 18% at Full Year 2020 we are operating well above our target range of 13 to 14%. Our intention remains to return capital to shareholders and we have now set out a clear path to reach our target by 2023, whilst retaining the flexibility to pursue other options that create value, such as our acquisition of a mortgage book from Metro Bank at the end of last year.

Share prices across the UK banking sector, including our own, saw a marked decline through 2020. Again, that was to be expected given the prevailing economic conditions.

There has, however, been positive momentum in recent months as a Brexit deal was reached and the vaccination programmes rolled out. Over last 12 months our share price is up by more than 80%.

Last month, we were able to use some of our excess capital to buy back almost 600m Government shares through an off-market placement at a total cost to the bank of £1.1 billion.

That directed buy back could only take place with the agreement of the Treasury and the Prudential Regulation Authority.

We believe it is a good use of capital for the bank and our shareholders. It helps make progress against the stated ambition of both the Government and the bank to reduce the Government shareholding, which, as a result, now stands at just under 60%.

The directed buy back from the Government also triggered a £500m pre-tax pension payment in line with the memorandum of understanding announced with our pension trustees in April 2018.

Last month, we also received the disappointing news that the Financial Conduct Authority has launched criminal proceedings against the bank for alleged failures to comply with Anti-money laundering regulations.

We take these matters extremely seriously and the bank has co-operated fully throughout the FCA's investigation.

As set out in their statement, the case arises from the handling of funds deposited into accounts operated by a UK incorporated customer of NatWest.

An adjournment of the initial hearing was agreed by the court at the request of both parties to allow for a detailed consideration of the case by NatWest in an appropriate timeframe.

The initial hearing is now set to take place on May 26.

Detecting and preventing financial crime to protect people, families and businesses is a key priority for the Group.

Today, we have over 4,000 colleagues dedicated to that task. And, over the past three years alone, the bank has invested almost £500m in anti-money laundering systems and controls.

But we cannot tackle financial crime in isolation. We work with other organisations, including industry bodies, law enforcement agencies, regulators and governments to help find solutions to this shared problem and to improve our own approach.

To conclude, I would like to thank Alison Rose and her team for the commitment and energy they have displayed in remarkably challenging circumstances.

As a Board, we firmly believe that this bank has in place a well-balanced leadership with the necessary experience and expertise to deliver on our purpose which, to remind you, is that we champion potential, helping people, families and businesses to thrive.

By embedding that purpose at the core of our business, we have signalled our intention to build a relationship bank for a digital world, to make a positive contribution to society and to drive sustainable returns to our shareholders.

Finally, I'd like to wish all of you the best during these difficult times and I will now hand over to Alison.

Alison Rose

Thank you, Howard and may I add my welcome, to everyone here today.

Given the current health guidance, we are again meeting virtually and we are pleased to have this opportunity to update you on our progress over the last year.

In February 2020, we launched our Purpose "to champion the potential of people, families and businesses" and it has been tested and proven over the last year.  We are breaking down barriers and building financial confidence, so our 19 million customers can rebuild and thrive.  Our purpose is all about balancing the needs of all our stakeholders: our customers, colleagues and communities because when they succeed, so do we.

We are focusing on three Purpose areas which are commercial imperatives: Climate, Enterprise and Learning.  We know our activity in these areas will increase resilience and long term value for those we serve, and drive sustainable returns to you, our shareholders.

Importantly, we have also made strong investments in the Executive team who are leading on our Purpose and Strategy attracting significant talent from the UK and internationally, and injecting new energy and insight to our collective priorities and planning.

The bank began last year in a strong financial position, and has delivered a resilient performance through the strength of our core franchises and brands, in a challenging environment.

As Howard said, our attributable loss of £753 million for 2020 reflects an impairment charge of £3.2 billion. This is below our guided range, and a significant proportion relates to future potential loan losses under IFRS9.  Before impairments, we made an operating profit of £2.9 billion.

We also reduced operating costs by £277 million, exceeding our £250 million target, which reflects effective acceleration of our bank-wide transformation.

We continue to operate with one of the strongest capital ratios of our European peer group, at 18.5%.  This capital strength gives us the flexibility to navigate the continuing uncertainty, return capital to shareholders, and consider options for creating shareholder value.  In announcing a final dividend of 3 pence per share at our full year results, we intend to pay out £347 million to shareholders, of which £208 million will go to the UK Government.

As Howard has covered in detail, we were able to participate in a directed buy back last month, which we believe is a good use of capital for our bank and shareholders and further puts us on the path to private ownership.

We have significant capacity to grow, and our lending is well diversified with limited exposure to unsecured loans.  We have seen net lending across our Retail and Commercial businesses increase by 7%; exceeding our 3% target.  This includes our acquisition of a mortgage book from Metro Bank,  representing effective use of our strong capital position, in a key area of focus.

In all, amidst considerable disruption, we are making determined progress against the strategy I set out in February 2020, which prioritises our transformation efforts in four key areas:

1.
Serving customers across their lifetime to deepen relationships and generate growth.

2.
Powering the organisation through innovation and partnerships, a productive blend of the right people, technology and insights.

3.
Simplifying and digitising our business to improve customer experience, increase efficiency and reduce costs.

4.
Sharpening our capital allocation, to get our capital working efficiently, and being deployed effectively, to maximise returns.  We are proud of the teams who, in 2020, reduced the risk-weighted assets in NatWest Markets by £11 billion, to around £27 billion, well below our original target.

In addition, we announced the conclusion of our strategic review on Ulster Bank.  As Ulster Bank's business in the Republic of Ireland will not be able to generate sustainable long term returns, we have decided to make a phased withdrawal over the coming years.  We expect this withdrawal to be capital accretive over the duration of the process.  This decision has no impact on Ulster Bank in Northern Ireland.

The sum of all four strategic priorities is: "to build a relationship bank for a digital world".  Recent events have catalysed both adoption and demand of digital propositions, and our four strategic priorities are strengthening our customer offering.

During the pandemic, we stepped-up to become part of the solution for customers, making possible well over a quarter of a million mortgage repayment holidays, and innovating new products at speed.  Such as a Companion Card, for vulnerable or isolated customers.

We kept 95% of our branch network open, which meant thousands of branch staff helping customers on our highstreets, whilst others made over 400,000 calls to customers at home.  Use of our digital channels has accelerated, last January, we did around 100 video conference calls with customers, each week.  We now do 15,000 a week.  We also now have 9.4 million active digital users, and 7.7 million active users of our mobile app.  In fact, 58% of our Retail customers now use only digital channels; a 12% increase, compared to 2019.

There are other important upward trends, we've helped 600,000 customers to start saving, and have had nearly 3 million interactions on financial capability.  For example, through our new Financial Flex programme, to increase confidence and understanding in talking about money.

We also provided £31.5 billion of gross new mortgage lending in 2020 in Retail Banking, which includes over 1200 Green Mortgages, incentivising those whose homes are more energy efficient, as part of our commitment to help customers transition to a low carbon economy.

We recognise that this has been an incredibly tough period for many businesses, and we have again stepped up to deliver new Government lending schemes.  Over the year, the approved lending amounted to over £14 billion.

As part of our ongoing, targeted support for enterprise and climate, we have also provided £1 billion ring-fenced debt financing for female entrepreneurs, and £12 billion climate and sustainable financing.  Maintaining intelligent risk management throughout.

Going forward, we are making targeted contributions to business recovery and growth, partnering Government and drawing on our own expertise, to break down key barriers.  We are committing £6 billion to support SMEs increase their productivity and sustainability, and we are working through our Regional Boards to relaunch and deliver our market leading enterprise proposition.  This provides more local businesses the support, training or growth opportunities they need.

We also pivoted our enterprise initiatives to be delivered digitally and, by full year results this February, our 12 accelerator hubs had held over 1,000 virtual events for more than 45,000 attendees.

Earlier this month, I was on a virtual visit to the South West, marking the partnership of NatWest Group with Bristol Green Climate Partnership and Bristol Council, to launch their Climate Action Programme.  This aligns with our ambition to facilitate faster, simpler transition to a lower carbon future, for business customers.  We're providing billions of new green financing, and have also joined forces with Microsoft, whose cloud, data and AI platform, combined with our customer relationships and insight, can help more companies to better understand, and reduce, their emissions.

Last year, we achieved Net Zero in our own operations and have done extensive work to analyse and mitigate our portfolio of climate risk.  We have committed to be Climate Positive by 2025 and, last year, NatWest Markets helped issue 36 Green Bonds, raising £23 billion for environmental activities.  This year to date, we've already lead managed 20 Green Bonds, totalling £21 billion.

As the principal banking sponsor for COP26, and a leading lender for renewables, we are proactively supporting the transition and the critical greening of UK industries.

We couldn't achieve all this, without the extraordinary efforts of our colleagues who rallied to work in new ways, and be there when our customers needed us most.  We set up 50,000 colleagues to work remotely and have since brought in a raft of additional support.  From a new, 24/7 GP line, to the SilverCloud wellbeing platform, to the launch of the Learning Academy.  We've also introduced a number of Covid-secure measures in branches and office sites, to keep each other safe.

Meanwhile, colleagues themselves have done a great deal to support community services.  For example, we repurposed part of our Gogarburn campus, to become one of the UK's biggest foodbanks, both for surrounding communities and, in the evening, for NHS Lothian staff.  We've also opened up our Younger Building in Edinburgh as a mass vaccination centre, and became a Corporate Patron of the National Emergencies Trust, raising £10 million last year, by match funding customer donations.  We have also announced a £1 million fund for Save Lives to support survivors of economic and domestic abuse.

I am proud of the compassion and initiative of colleagues across the business, finding new ways to improve the strength and wellbeing of our communities.  And I would like to thank all of them.

Our People are at the heart of our bank, they bring our Purpose and Strategy to life.  In the past year, we have found new ways to support our customers at pace, whilst exceeding the core financial targets we set in February 2020, around lending growth and cost efficiency.

I have great confidence in the team we have assembled on the Executive Committee, who are leading on the plan we set out to the market this February, including our RoTE target of 9-10%, by 2023.

We are working together, as One Bank, to secure sustainable growth through our strategy.  One Bank means collaboration across the Group to identify and deliver the right priorities, delivering fantastic customer experiences, being simpler to deal with, and creating value for shareholders.

This is how we will champion the potential of people, families and businesses, and drive sustainable returns.

Thank you.

Forward looking statements
This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NatWest Group's future economic results, business plans and strategies.  In particular, this document may include forward-looking statements relating to NatWest Group plc in respect of, but not limited to: the impact of the Covid-19 pandemic, its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital, cost savings and operational targets), the implementation of its Purpose-led strategy and the refocusing of its NatWest Markets franchise, its ESG and climate related targets, its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to alternative risk free rates and NatWest Group's exposure to economic and political risks (including with respect to terms surrounding Brexit and climate change), operational risk, conduct risk, cyber and IT risk, key person risk and credit rating risk.  Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, the impact of the Covid-19 pandemic, future acquisitions, the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs (including with respect to goodwill), legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the impact of climate related risks and the transitioning to a low carbon economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's UK 2020 Annual Report and Accounts (ARA) and NatWest Group plc's filings with the US Securities and Exchange Commission, including, but not limited to, NatWest Group plc's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 21 April 2021

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary